Organigram appoints VP, International Business Development, prepares for international growth

MONCTON, New Brunswick, Oct. 23, 2017 -- As international markets continue to look to Canada as a global standard bearer of cannabis production and policy, Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce the appointment of Larry Rogers as the company’s Vice President (VP) of International Business Development. Mr. Rogers will assume his new role effective today.

“As the global community becomes increasingly interested in cannabis, from both a medical and recreational point of view, Organigram is ready to explore international opportunities and develop positive, productive and profitable relationships around the world,” says Greg Engel, CEO, Organigram. “With the benefit of his experience and expertise, Larry is central to our efforts to identify these opportunities and introduce Organigram to the global stage.”

Mr. Rogers has worked with Organigram in roles including member of the Board of Directors, Chief Operating Officer and VP, Business Development and Special Projects since 2014. Mr. Rogers also brings an international perspective to his new role with Organigram, having spent six years working for a Swiss private equity firm with offices in Western Europe, Asia and North America.

“I look forward to working with the Organigram team in this new capacity,” says Mr. Rogers. “The cannabis industry offers us tremendous opportunities to apply our homegrown talent, innovation and resources to new markets. My goal is to build on an already dynamic business and help establish Organigram as a global leader.”

Mr. Rogers was also the Chief Executive Officer and co-founder of CLS Lexi-tech Ltd., Canada’s largest private language service provider. Under his leadership, the company grew over 400% having 325 employees throughout the world. Mr. Rogers began his career in the information technology field, before going on to play a key role in the creation and growth of Lexi-tech International Inc., first as Vice-President Operations then as President from 2001.

Further, the Company announces that subject to the approval of the TSX Venture Exchange (the “TSXV”), the Company shall issue 10,000 Common Shares in the capital of Organigram to 9250-5999 Québec Inc. pursuant to a Consultant Agreement whereby the Consultant provided consulting and advisory services in respect to the cultivation of marijuana and related matters, as previously disclosed on August 9, 2017. The Common Shares will be issued at a price of $2.87 per share. Any issuance of shares will be subject to applicable hold periods required under securities laws.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, visit www.Organigram.ca

Organigram Holdings Inc.
Giselle Doiron
Director of Investor and Media Relations
(506) 801-8986

Organigram Holdings Inc.
Greg Engel
Chief Executive Officer
gengel@organigram.ca